UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number:  001-35563

PEMBINA PIPELINE CORPORATION

(Name of registrant)

3800, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEMBINA PIPELINE CORPORATION

Date: January 28, 2014	By:	/s/ Harold K. Andersen
Name: Harold K. Andersen
Title: Vice President, Legal & General Counsel

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	News Release dated January 28, 2014 - Pembina Pipeline Corporation Announces 2013 Fourth Quarter and Annual Results Conference Call and Webcast and Provides Details for 2014 Investor Day